INVESTMENT MANAGERS SERIES TRUST II
803 W. Michigan Street
Milwaukee, WI 53233

December 11, 2013

VIA EDGAR TRANSMISSION

Ms. Anu Dubey
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Investment Managers Series Trust II – Cedar Ridge Unconstrained Credit Fund
Request for Acceleration

Dear Ms. Dubey:

Pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) and Rule 488(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we request that effectiveness of Pre-Effective Amendment No. 2 under the Securities Act and Amendment No. 2 under the Investment Company Act of 1940, as amended, filed on Form N-1A on behalf of the Trust on December 11, 2013 be accelerated to December 12, 2013.

Very truly yours,
Investment Managers Series Trust II

By:	Terrance P. Gallagher
Terrance P. Gallagher
President

IMST DISTRIBUTORS, LLC
3 Canal Plaza, Suite 100 | Portland, ME 04101

December 11, 2013

VIA EDGAR TRANSMISSION

Ms. Anu Dubey
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Investment Managers Series Trust II – Cedar Ridge Unconstrained Credit Fund
Request for Acceleration

Dear Ms. Dubey:

As the principal underwriter of the Investment Managers Series Trust II (the “Trust”), and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) and Rule 488(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we request that effectiveness of Pre-Effective Amendment No. 2 under the Securities Act and Amendment No. 2 under the Investment Company Act of 1940, as amended, filed on Form N-1A on behalf of the Trust on December 11, 2013 be accelerated to December 12, 2013.

Very truly yours,
IMST DISTRIBUTORS, LLC

By:	/s/ Mark Fairbanks
Name:	Mark Fairbanks
Title:	President